AMENDMENT TO SUB-ADVISORY AGREEMENT


      This is an Amendment to the Sub-Advisory Agreement made and entered into between INVESCO Funds Group, Inc., a Delaware corporation ("INVESCO") and INVESCO Global Asset Management (N.A.), Inc., a Delaware corporation (the "Sub-Adviser"), as of the 18th day of September, 1998 (the "Agreement").

      WHEREAS, INVESCO and the Sub-Adviser are affiliated companies; and

      WHEREAS, INVESCO desires to add additional breakpoints to the existing advisory fees that it pays to the Sub-Adviser for the management of the separate portfolio of investments designated as the INVESCO International Blue Chip Fund (the "Fund"), a series of INVESCO International Funds, Inc.;

      NOW, THEREFORE, in consideration of the premises and mutual covenants contained in the Agreement, it is agreed that the provisions of Article III of the Agreement entitled "Compensation of the Sub-Adviser" are hereby amended to read as follows:

            For the services rendered, facilities furnished, and expenses assumed by the Sub-Adviser, INVESCO shall pay to the Sub-Adviser an annual fee, computed daily and paid as of the last day of each month, using for each daily calculation the most recently determined net asset value of each Fund, as determined by a valuation made in accordance with the Fund's procedures for calculating its net asset value as described in the Fund's Prospectus and/or Statement of Additional Information. The advisory fee to the Sub-Adviser with respect to the INVESCO International Blue Chip Fund shall be computed at the annual rate of 0.30% on the first $350 million of each Fund's average net assets, 0.26% on the next $350 million of each Fund's average net assets, 0.22% on average net assets from $700 million, 0.18% of each Fund's average net assets from $2 billion, 0.16% of each Fund's average net assets from $4 billion, 0.15% of each Fund's average net assets from $6 billion, and 0.14% of each Fund's average net assets over $8 billion. During any period when the determination of each Fund's net asset value is suspended by the Directors of the Company, the net asset value of a share of the Fund as of the last business day prior to such suspension shall, for the purpose of this Article III, be deemed to be the net asset value at the close of each succeeding business day until it is again determined. However, no such fee shall be paid to the Sub-Adviser with respect to any assets of any Fund, which may be invested in any other investment company for which the Sub-Adviser serves as investment adviser or sub-adviser. The fee provided for hereunder shall be prorated in any month in which this Agreement is not in effect for the entire month. The Sub-Adviser shall be entitled to receive fees hereunder only for such periods as the INVESCO Investment Advisory Agreement remains in effect.
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   IN WITNESS WHEREOF,  the parties have executed this Agreement effective as of the 13th day of May, 1999.

                                          INVESCO INTERNATIONAL FUNDS, INC.,


                                          By: /s/ Mark H. Williamson
                                              ----------------------
                                              Mark H. Williamson, President
Attest:

By: /s/ Glen A. Payne
    ------------------
    Glen A. Payne, Secretary

                                        INVESCO GLOBAL ASSET
                                        MANAGEMENT (N.A.), INC.

                                        By: /s/ John D. Rogers
                                            ------------------
                                            John D. Rogers
                                            President
ATTEST:

/s/ Luis Aguilar
----------------
Secretary